Exhibit 99.1

SIGMA LITHIUM HONORED TO CELEBRATE WORLD ENVIRONMENT DAY AT THE PALACIO DO PLANALTO WITH PRESIDENT LULA AND ENVIRONMENTAL MINISTER SILVA

VANCOUVER, CANADA – (June 5, 2023) – SIGMA Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML), dedicated to powering the next generation of electric vehicles with environmentally sustainable and high-purity lithium, is pleased to announce that CEO and Co-Chairperson Ana Cabral-Gardner is attending a commemorative ceremony with the President of the Federative Republic of Brazil, Luiz Inacio Lula da Silva and the Environment and Climate Change Minister, Marina Silva, at the presidential Palácio do Planalto in Brasília, on Monday afternoon.

Sigma Lithium CEO Ana Cabral Gardner was invited together with other business leaders, distinguished environmentalists and representatives of civil society, congressmen, and senior members of the federal government to participate in a high-level dialogue to discuss the most pressing environmental topics that affect Brazil today and in the future. Sigma Lithium executives also attending the commemorative ceremony include: Ligia Pinto (Institutional Relations Director), Marina Bernardini (Chief Marketing Officer) and Vicente Lobo (Co-Chair of the Technical Committee).

CEO and Co-Chairperson Ana Cabral-Gardner said the following about this important event: “On this World Environment Day, we are honored to join this ceremony to celebrate “Green Brazil” with the Brazilian Federal Government, alongside other business leaders and prominent environmentalists. Sigma Lithium’s contribution to environmental sustainability has been widely recognized as placing Brazil on a unique trajectory in the lithium industry: Sigma Lithium is the only “Zero Tailings” global producer. That, added to our efficient water usage, low carbon and zero chemicals, drive the competitive advantage of the Company as a supplier of “Green Lithium” and “Green Tailings”, as we contribute to enable the “Green Battery” to support electric vehicles.”

Sigma Lithium recently began producing high purity 5.5% battery grade sustainable lithium (“Green Lithium”) in April of this year, in a process that uses 100% renewable energy and recycled water at its Greentech lithium processing plant (“Greentech Plant”). More recently, Sigma Lithium announced a pioneering deal to move towards “Zero Tailings” by selling its high-purity, zero chemicals, approximately 1.3% lithium oxide, ultra-fine tailings generated by the Greentech Plant (“Green Tailings”). The Company’s first shipment of 15,000 tonnes of Green Lithium and 15,000 tonnes of Green Tailings is expected in June 2023.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Green Lithium annually (36,700 LCE annually). If it is determined to proceed after completion of an ongoing feasibility study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Green Lithium in a state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings. Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project, Araçuai and Itinga Regions, Minas Gerais, Brazil, Updated Technical Report” dated October 31st, 2022, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc.; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (Meng), FAIG, GE21 Consultoria Mineral; and Noel O’Brien, B.E., MBAC, F AusIMM (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

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FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
+1 (647) 706-1087
jamie.flegg@sigmaca.com

Daniel Abdo, Chief Communications Officer

+55 11 2985-0089

daniel.abdo@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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